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                                                                    EXHIBIT 99.2
FOR IMMEDIATE RELEASE
Wednesday, February 12, 2003

                           UNIFAB INTERNATIONAL, INC.
                                 CURRENT EVENTS


New Iberia, LA - (Business Wire) - February 12, 2003-- UNIFAB International, Inc. (NASDAQSC: UFAEC) (the "Company") reports that it's common stock may be delisted from the Nasdaq SmallCap Market (the "SmallCap Market") if it is unable to comply with certain exceptions to the listing requirements previously granted to the Company by Nasdaq.

The first of the exceptions regards the $1.00 minimum bid price listing requirement (the "Minimum Bid Price"). As of today, a "C" has been added to the end of the Company's trading symbol as indication that the Company does not currently meet the Minimum Bid Price required to maintain its listing on the SmallCap Market. However, based upon modifications to the bid price rules proposed by Nasdaq's Board of Directors, the Company has until August 8, 2003 to comply with the $1.00 minimum bid price requirement. If by that date the closing price of the Company's common stock meets or exceeds the $1.00 minimum bid price for a period of not less than 10 trading days, then the "C" will be removed from the trading symbol.

The second of the exceptions regards the Company's failure to file its report on Form 10-Q for the period ending September 30, 2002 (the "September Form 10-Q"). Because of this filing delinquency, the Company's common stock was subject to delisting from the SmallCap Market, as a result of which an "E" was added to the end of the Company's trading symbol on November 22, 2002.

Subsequent to a hearing before a Nasdaq Listing Qualifications Panel (the "Panel"), the Company was granted an extension through February 13, 2003 to file the September From 10-Q. We expect to file our September Form 10-Q on that date. After we file the September Form 10-Q the filing will be reviewed by Nasdaq for compliance with its filing requirements and, if Nasdaq confirms compliance, we will no longer be in violation of the Nasdaq filing requirements and the "E" will be removed from our trading symbol.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services.

Statements made in this news release regarding UNIFAB's expectations as to future operations of the Company and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.